Exhibit 99.1

Xiaomi’s Strategic Investment into AMTD Capital under AMTD International (HKIB)

Hong Kong, March 6, 2021 — AMTD Group together with AMTD International Inc. (“AMTD International”) (NYSE: HKIB; SGX: HKB) jointly announced that Airstar Digital (formerly named as Xiaomi Digital), a subsidiary of Xiaomi Corporation, invested in AMTD Capital, a subsidiary of AMTD International. AMTD Capital has obtained an approval earlier last year by the Chinese regulator to operate as a foreign-invested investment management firm in Hengqin. Xiaomi Finance (Hong Kong) Limited, a subsidiary of Airstar Digital, officially signed the strategic collaboration agreement with AMTD International. Under the agreement, Airstar Digital will invest into new shares to own 49.87% of AMTD Capital. Mr. Zhao Weixing, Vice President of Airstar Digital and former Chief Executive of XW Bank, will join the Board of AMTD Capital. AMTD Capital will also be renamed as AM Capital.

Recently, Mr. Calvin Choi, Chairman and CEO of AMTD Group and founder of AMTD International, and Mr. Zhao Weixing, Vice President of Airstar Digital, in their capacity as representatives of the shareholders and members of the Board of Directors of AM Capital, met face to face in Hong Kong to discuss further cooperation opportunities and held the first Board meeting. The meeting focused on how the two shareholders can maximize synergies and support AM Capital to implement its “Enterprise+” strategic investment methodology, and its investment direction to focus into FinTech, ecosystem building, and smart manufacturing companies. The objective is to provide enterprises with long term but low-cost capital to support their long-term development, and at the same time provide multi-dimensional value-added services such as strategic modeling, process optimization, industry consolidation, financing support, and business development for the pre-IPO or listed companies.

AM Capital is the second corporate level equity co-investment and collaboration between AMTD Group and Airstar Digital, following the joint establishment of Airstar Bank. AM Capital’s management team will comprise of core members from both AMTD Group and Airstar Digital.

In addition, Mr. Feng Juwen, Deputy Director for Hengqin Financial Services Bureau, and Mr. Luo Hao, Assistant Director of Hengqin Financial Services Bureau, led a team to visit AM Capital. During the meeting, Mr. Feng firmly expressed that the Hengqin Financial Services Bureau would actively support and assist AM Capital’s business development and promote its business in the Greater Bay Area.

Serving as one of AMTD Group’s key platforms in the Greater Bay Area, as well as aligning with Airstar Digital’s strategic direction in the digital finance sector, AM Capital will follow the governments’ lead in the region to promote financial openness and innovation, deepening financial cooperation between Hong Kong, Macau, and China, assuming the strategic role to bridge cross-border investment and financing.

About AMTD International Inc.

AMTD International Inc. (NYSE: HKIB; SGX: HKB) is a premier Hong Kong-headquartered financial institution group connecting companies and investors from Asia, including China and Hong Kong as well as the ASEAN markets with global capital markets. Its comprehensive one-stop financial service solutions strategy addresses different clients’ diverse and inter-connected financial needs across all phases of their life cycles. Leveraging its deep roots in Asia and its unique eco-system — the “AMTD SpiderNet” — the Company is uniquely positioned as an active super-connector between clients, business partners, investee companies, and investors, connecting the East and the West. For more information, please visit www.amtdinc.com or follow us on Twitter at “@AMTDGroup.” For the Company’s announcements, please visit http://ir.amtdinc.com/News.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about AMTD’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in AMTD’s filings with the SEC. All information provided in this press release is as of the date of this press release, and AMTD does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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